4.   INTRODUCTION
     ------------

This section includes the ING Group Condensed consolidated interim accounts, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34). These condensed consolidated interim accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU').

                                                                       Unaudited

4.1 CONDENSED CONSOLIDATED BALANCE SHEET* OF ING GROUP FOR THE THREE MONTH PERIOD ENDED
     ----------------------------------------------------------------------

                                                                31 MARCH  31 DECEMBER
(IN (EURO) MLN)                                                   2007        2006
-------------------------------------------------------------------------------------

ASSETS
Cash and balances with central banks                             17,333      14,326
Amounts due from banks                                           55,693      39,868
Financial assets at fair value through profit and loss          343,786     317,470
Investments                                                     302,487     311,581
Loans and advances to customers                                 495,535     474,437
Reinsurance contracts                                             6,481       6,529
Property and equipment                                            5,863       6,031
Other assets                                                     55,027      56,065
--------------------------------------------------------------------------------------
TOTAL ASSETS                                                  1,282,205   1,226,307
--------------------------------------------------------------------------------------

EQUITY
Shareholders' equity (parent)                                    40,117      38,266
Minority interests                                                1,938       2,949
--------------------------------------------------------------------------------------
TOTAL EQUITY                                                     42,055      41,215
--------------------------------------------------------------------------------------

LIABILITIES
Preference shares                                                   215         215
Subordinated loans                                                5,976       6,014
Debt securities in issue/other borrowed funds                   111,203     107,772
Insurance and investment contracts                              272,217     268,683
Amounts due to banks                                            124,285     120,839
Customer deposits and other funds on deposit                    518,796     496,680
Financial liabilities at fair value through profit and loss     167,697     146,611
Other liabilities                                                39,761      38,278
--------------------------------------------------------------------------------------
TOTAL LIABILITIES                                             1,240,150   1,185,092
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                                  1,282,205   1,226,307
--------------------------------------------------------------------------------------

* Unaudited

The accompanying notes referenced from 4.5.1 to 4.5.7 are an integral part of these condensed consolidated interim accounts

                                                                       Unaudited

4.2 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT* OF ING GROUP FOR THE THREE MONTH PERIOD ENDED
     --------------------------------------------------------------------------

                                                               31 MARCH     31 MARCH
(IN (EURO) MLN)                                                  2007         2006
--------------------------------------------------------------------------------------

Interest income banking operations                               17,435      13,742
Interest expense banking operations                             -15,293     -11,375
Interest result banking operations                                2,142       2,367
Gross premium income                                             11,634      12,525
Investment Income                                                 2,897       2,645
Commission income                                                 1,209       1,121
Other income                                                        634         652
--------------------------------------------------------------------------------------
TOTAL INCOME                                                     18,516      19,310
--------------------------------------------------------------------------------------

Underwriting expenditure                                         12,051      12,805
Addition to loan loss provision (release)                          --           -25
Other impairments (reversals)                                        -9          -2
Staff expenses                                                    2,100       1,993
Other interest expenses                                             261         293
Other operating expenses                                          1,653       1,519
--------------------------------------------------------------------------------------
TOTAL EXPENSES                                                   16,056      16,583
--------------------------------------------------------------------------------------
PROFIT BEFORE TAX                                                 2,460       2,727
--------------------------------------------------------------------------------------
Taxation                                                            502         629
--------------------------------------------------------------------------------------
Net profit (before minority interests)                            1,958       2,098
--------------------------------------------------------------------------------------
Attributable to:
Shareholders of the parent                                        1,894       2,006
Minority interests                                                   65          92
--------------------------------------------------------------------------------------
                                                                  1,958       2,098
--------------------------------------------------------------------------------------

                                                                           31 MARCH  31 MARCH
(IN (EURO) MLN)                                                               2007      2006
---------------------------------------------------------------------------------------------

Earnings per ordinary share (attributable to shareholders of the parent)      0.88      0.93
Diluted earnings per ordinary share                                           0.87      0.92
---------------------------------------------------------------------------------------------

* Unaudited

The accompanying notes referenced from 4.5.1 to 4.5.7 are an integral part of these condensed consolidated interim accounts

                                                                       Unaudited

4.3 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS* OF ING GROUP FOR THE THREE MONTH PERIOD ENDED
     ---------------------------------------------------------------------------

                                                               31 MARCH     31 MARCH
(IN (EURO) MLN)                                                  2007         2006
--------------------------------------------------------------------------------------

NET CASH FLOW FROM OPERATING ACTIVITIES                          -8,383       3,050
--------------------------------------------------------------------------------------

INVESTMENTS AND ADVANCES:
     Group companies                                                -59          --
     Associates                                                    -168         -65
     Available-for-sale investments                             -74,822     -83,379
     Real estate investments                                       -196        -137
     Property and equipment                                         -99        -116
     Assets subject to operating lease                             -384        -301
     Investments for risk of policyholders                      -12,362     -10,364
     Other investments                                              -82         -48
DISPOSALS AND REDEMPTIONS:
     Group companies                                                  1          --
     Associates                                                     212          78
     Available-for-sale investments                              80,529      71,567
     Held-to-maturity investments                                   249         517
     Real estate investments                                        178         170
     Property and equipment                                          27          42
     Assets subject to operating lease                              100         120
     Investments for risk of policyholders                       11,734       9,275
     Other investments                                                9          21
--------------------------------------------------------------------------------------
NET CASH FLOW FROM INVESTING ACTIVITIES                           4,867     -12,620
--------------------------------------------------------------------------------------

Proceeds from issuance of subordinated loans                         --         865
Repayments of subordinated loans                                     --          --
Proceeds from borrowed funds and debt securities                 90,475      67,404
Repayments from borrowed funds and debt securities              -86,833     -63,681
Issuance of ordinary shares                                           7           1
Sale of treasury shares                                            -372        -503
Purchase of treasury shares                                         136         151
Dividends paid                                                       -8          --
--------------------------------------------------------------------------------------
NET CASH FLOW FROM FINANCING ACTIVITIES                           3,405       4,237
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
NET CASH FLOW                                                      -111      -5,333
--------------------------------------------------------------------------------------

Cash and cash equivalents at beginning of period                 -1,795       3,335
Effect of exchange rate changes on cash and cash equivalents         74        -219
--------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                       -1,832      -2,217
--------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS COMPRISES THE FOLLOWING ITEMS
Treasury bills and other eligible bills                          6 ,445      11,530
Amounts due from/to banks                                       -25,610     -24,629
Cash and balances with central banks                             17,333      10,882
--------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                       -1,832      -2,217
--------------------------------------------------------------------------------------

* Unaudited

The accompanying notes referenced from 4.5.1 to 4.5.7 are an integral part of these condensed consolidated interim accounts

                                                                       Unaudited

4.4 CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY* OF ING GROUP FOR THE THREE MONTH PERIOD ENDED
     ---------------------------------------------------------------------------

                                                   31 MARCH                              31 MARCH
                                                     2007                                  2006

                                                     TOTAL                                 TOTAL
                                                 SHAREHOLDERS'  MINORITY                SHAREHOLDERS'   MINORITY
(IN (EURO) MLN)                                 EQUITY (PARENT) INTERESTS     TOTAL    EQUITY (PARENT)  INTERESTS     TOTAL
----------------------------------------------------------------------------------------------------------------------------
Balance as at 1 January                             38,266        2,949       41,215       36,736         1,689       38,425
----------------------------------------------------------------------------------------------------------------------------

Unrealised revaluations after taxation                 860            1          861       -1,947            -2       -1,949
Realised gains/losses transferred to profit
  and loss                                            -640           --         -640         -218            --         -218
Change in cash flow hedge reserve                     -353           --         -353         -457            --         -457
Transfer to insurance liabilities/DAC                  232           -1          231          977            --          977
Employee stock options and share plans                  27           --           27           26            --           26
Exchange rate differences                              -59           --          -59         -412            --         -412
----------------------------------------------------------------------------------------------------------------------------

Total amount recognised directly in equity              67           --           67       -2,031            -2       -2,033

Net profit                                           1,894           65        1,959        2,006            92        2,098
Change in composition of the group                      --       -1,068       -1,068           --            --           --
Purchase/sale of treasury shares                       -64           --          -64         -347            --         -347
Exercise of warrants and options                         7           --            7           --            --           --
Other revaluations                                     -53           -8          -61           -2             1           -1
----------------------------------------------------------------------------------------------------------------------------
BALANCE AS AT 31 MARCH                              40,117        1,938       42,055       36,362         1,780       38,142
----------------------------------------------------------------------------------------------------------------------------

* Unaudited

The change in the composition of the group is mainly attributable to the deconsolidation of real estate funds following a reduction in ownership percentage

The accompanying notes referenced from 4.5.1 to 4.5.7 are an integral part of these condensed consolidated interim accounts

                                                                       Unaudited

4.5  NOTES TO THE CONDENSED CONSOLIDATED INTERIM ACCOUNTS*
     -----------------------------------------------------

4.5.1  BASIS OF PREPARATION
       --------------------

These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting". The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as adopted by the European Union and are consistent with those set out in the notes to the 2006 Consolidated Annual Accounts of ING Group except that as of 1 January 2007, the level at which the adequacy test of the provision for insurance contracts is evaluated has been aligned to the business lines, which is the level at which performance is evaluated and segments are reported.

Previously, if it was determined using a best estimate (50%) confidence level that a shortfall existed in a business unit, then this shortfall was immediately recorded in the profit and loss account. Under the new policy, if it is determined using a best estimate (50%) confidence level that a shortfall exists in a business unit, and there are no offsetting amounts within other business units in the Business Line, then this shortfall is immediately recorded in the profit and loss account. This change in accounting policy has no effect on the financial information presented in these condensed consolidated interim accounts.

IFRS 7 "Financial Instruments: Disclosure" became effective as of 1 January 2007. Also in the first quarter of the year, IFRIC 11 Group and treasury share transactions became effective. None of these recent standards and interpretations have had a material effect on equity or profit for the period. No other new standards became effective in the first quarter of 2007 and recently issued standards that became effective after 31 March 2007 are not expected to have a material effect on equity or profit for the period. ING Group has not early adopted any new International Financial Reporting Standards in the first quarter.

International Financial Reporting Standards as adopted by the EU provide several options in accounting principles. ING Group's accounting principles under International Financial Reporting Standards as adopted by the EU and its decision on the options available are set out in the section "Principles of valuation and determination of results" in the 2006 Annual Accounts.

These condensed consolidated interim accounts should be read in conjunction with ING Group's 2006 Annual Accounts.

Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.

The presentation of, and certain terms used in, these condensed consolidated interim accounts have been changed in the first quarter to provide more relevant information. Certain comparative amounts have been reclassified to conform with the current period presentation. None of the changes are significant in nature.


* Unaudited

                                                                       Unaudited

4.5.2  LOANS AND ADVANCES TO CUSTOMERS BY INSURANCE AND BANKING OPERATIONS
       -------------------------------------------------------------------

                                                      31 MARCH       31 DECEMBER
(IN (EURO) MLN)                                         2007            2006
--------------------------------------------------------------------------------
Insurance operations                                    38,048           37,606
Banking operations                                     461,282          440,375
                                                       ------------------------
                                                       499,330          477,981
Eliminations                                            -3,795           -3,544
                                                       ------------------------
                                                       495,535          474,437
--------------------------------------------------------------------------------


4.5.3A  LOANS AND ADVANCES TO CUSTOMERS BY TYPE - BANKING OPERATIONS
        ------------------------------------------------------------

                                                           31 MARCH  31 DECEMBER
(IN (EURO) MLN)                                              2007       2006
--------------------------------------------------------------------------------
Loans to or guaranteed by public authorities                 25,432       25,953
Loans secured by mortgages                                  217,610      208,211
Loans guaranteed by credit institutions                       2,815        2,408
Other personal lending                                       23,057       22,906
Other corporate loans                                       194,910      183,535
                                                       ------------------------
                                                            463,824      443,013
Provision for loan losses                                    -2,542       -2,638
                                                       ------------------------
                                                            461,282      440,375
--------------------------------------------------------------------------------


4.5.3B  CHANGES IN LOAN LOSS PROVISION
        ------------------------------

                                                           31 MARCH  31 DECEMBER
(IN (EURO) MLN)                                              2007       2006
--------------------------------------------------------------------------------
Opening balance                                               2,642        3,313
Changes in the composition of the group                          --         -101
Write-offs                                                     -114         -691
Recoveries                                                       13           86
Increase in loan loss provision                                  --          103
Exchange differences                                             -5          -67
Other changes                                                     7           -1
--------------------------------------------------------------------------------
Closing balance                                               2,543        2,642
--------------------------------------------------------------------------------
The closing balance is included in

- amounts due from banks                                          1            4
- loan and advances to customers                              2,542        2,638
--------------------------------------------------------------------------------
                                                              2,543        2,642
--------------------------------------------------------------------------------

                                                                       Unaudited

4.5.4  INVESTMENT INCOME
       -----------------

                                                                         INSURANCE           BANKING              TOTAL
                                                                         31 MARCH            31 MARCH           31 MARCH
(IN (euro) MLN)                                                       2007      2006      2007      2006      2007      2006
----------------------------------------------------------------------------------------------------------------------------

Income from real estate investments                                     20        48        66        27        86        75
Dividend income                                                        102        72        40        18       142        90
Income from investments in debt securities                           1,550     1,591        --        --     1,550     1,591
Income from loans                                                      645       613        --        --       645       613
Realised gains/losses on disposal of debt securities                    10        --        74        42        84        42
Impairments of available-for-sale debt securities                        1         5        --        --         1         5
Realised gains/losses on disposal of equity securities                 245       191       117        20       362       211
Reversals/impairments of available-for-sale equity securities           -8        -3        -3        -2       -11        -5
Change in fair value of real estate investments                         12        15        26         8        38        23
----------------------------------------------------------------------------------------------------------------------------
                                                                     2,577     2,532       320       113     2,897     2,645
----------------------------------------------------------------------------------------------------------------------------


4.5.5  SEGMENT REPORTING
       -----------------


                                        INSURANCE  INSURANCE  INSURANCE    WHOLESALE  RETAIL      ING                         TOTAL
(IN (EURO) MLN)                           EUROPE    AMERICAS ASIA/PACIFIC   BANKING   BANKING    DIRECT  OTHER  ELIMINATIONS  GROUP
------------------------------------------------------------------------------------------------------------------------------------
31 MARCH 2007
------------------------------------------------------------------------------------------------------------------------------------
Total income                               4,840     6,873      3,103        1,580     1,627       561      --       -68      18,516
------------------------------------------------------------------------------------------------------------------------------------
Underlying profit before tax                 468       533        159          737       539       165    -141        --       2,460
Divestments                                   --        --         --           --        --        --      --        --          --
Profit before income tax                     468       533        159          737       539       165    -141        --       2,460
------------------------------------------------------------------------------------------------------------------------------------

31 MARCH 2006
------------------------------------------------------------------------------------------------------------------------------------
Total income                               4,570     7,619      3,304        1,521     1,567       587      --       142      19,310
------------------------------------------------------------------------------------------------------------------------------------
Underlying profit before tax                 443       484        156          735       568       155     102        --       2,643
Divestments                                   34        --         15           29        --         6      --        --          84
Profit before income tax                     477       484        171          764       568       161     102        --       2,727
------------------------------------------------------------------------------------------------------------------------------------


                                                                       Unaudited

4.5.6  ACQUISITIONS AND DISPOSALS
       --------------------------

On 2 January 2007 ING announced that it completed the sale of Degussa Bank on 31 December 2006, a unit of ING-DiBa, to MM Warburg & Co and various private investors. The loss on the sale in the fourth quarter of 2006 was (euro) 23 mln after tax.

On 4 January 2007 ING announced the intention to sell ING Trust to management and Foreman Capital. The sale is expected to be completed in the second quarter of 2007 and has no material impact on the p&l account.

On 9 January 2007 ING Group signed a letter of intent to acquire AZL, an independent Dutch provider of pension fund management services, for EUR 65 mln. The acquisition was completed on 5 April 2007 and has no material impact on the capital adequacy ratios of ING Group.

On 19 January 2007 ING announced its intention to restructure its Belgian insurance business. It was decided to concentrate its life and non-life insurance activities in two entities, which will exclusively distribute through the retail banking channels of ING in Belgium. ING is currently seeking to identify parties interested in acquiring its broker and employee benefits insurance business in Belgium.

4.5.7  ISSUANCES, REPURCHASES AND REPAYMENT OF DEBT AND EQUITY SECURITIES IN
       ISSUE
       ---------------------------------------------------------------------

To rebalance the delta hedge portfolio for employee options ING sold 2,650,000 (depository receipt for) ordinary shares in February. In March ING Group issued 5,215,790 (depository receipt for) ordinary shares to fulfil the obligation arising from the employee share plan and bought 4,075,830 of these newly issued ordinary shares back from ING employees. As of 31 March 2007 the hedge book holds 53.7 million (depositary receipts for) ordinary ING shares representing 2.4% of the total 2,211 million shares outstanding.

Given ING's strong capital position and the increased leverage capacity that is expected to develop under Basel II, ING announced that it plans to buy back up to EUR 5 billion in shares. ING expects to begin the buyback in June and continue for a period of 12 months.

                                                                       Unaudited